

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Jane Sheere
Secretary
Brookfield Infrastructure Corporation
250 Vesey Street, 15th Floor
New York, NY 10281-1023

> **Re: Brookfield Infrastructure Corporation**
> **Registration Statement on Form F-3**
> **Filed April 16, 2024**
> **File No. 333-278738**

Dear Jane Sheere:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christopher Bornhorst